Mail Stop 3561

January 17, 2008

By Facsimile and U.S. Mail

Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, NC 28711

> **Re:** **Ingles Markets, Incorporated**
> **Form 10-K for Fiscal Year Ended September 29, 2007**
> **Filed November 28, 2007**
> **File No. 000-14706**

Dear Mr. Ingle:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 19

1.   We refer you to paragraph four on page 20. Please expand your sales discussion and analysis to include known financial and operational information in an effort to clarify and quantify the material sales elements that create variability within the grocery segment. For example, we note you disclose approximately 74% of grocery segment sales are Advantage Card holders and these cards assist you in optimizing product offerings and promotions according to shopping patterns.

You also disclose the existence of ten product categories in this paragraph and disclose elsewhere there are meat and seafood departments, bakery, delicatessen, fuel station and pharmacies; yet you provide no quantitative nor qualitative analysis of grocery segment sales by either product offerings or departments. In circumstances where you disclose more than one business reason for a segment's change in operations please quantify the incremental impact of each individual business reason within the overall change in the line item. See paragraph 26.b. of SFAS No. 131 and Section III.A.3. of SEC Release No. 33-8350.

Consolidated Balance Sheets, page 39

2.   Please state that Class B is convertible on the face of the balance sheet. See Rule 5-02.30 of Regulation S-X.

Note 1. Summary of Significant Accounting Policies, page 43

Inventories, page 43

3.   Please disclose the major categories of inventory. See Rule 5-02.6 of Regulation S-X.

4.   Please expand your disclosure to address whether or not your inventory valuation methods require certain management estimates and judgments such as estimates for shrinkage, warehousing and distribution costs related to inventory, and markdowns of merchandise inventories. To the extent estimates are used, please disclose the basis for your estimates as well as whether or not you have experienced any significant differences in your estimates of recovery compared with actual results.

Schedule II, page 60

5.   Please tell us why you have not included the Schedule III required by Rule 5-04(a)(1) of Regulation S-X. To the extent you believe that real estate activities do not represent a substantial portion of your business please provide a basis for your conclusion as well as any calculations to clarify our understanding of the response.

<u>Exhibits 31.1 and 31.2</u>

6.   Please revise the wording in each certification to be in the exact format provided by Item 601(b)(31) of Regulation S-K. For example, in paragraph two you refer to "annual" report instead of "report."

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Robert P. Ingle
Ingles Markets Incorporated
January 17, 2008
Page 4

    You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or
Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions
regarding the financial statements and related matters. Please contact me at (202)
551-3841 with any other questions.

                                        Sincerely,

                                        Michael Moran
                                        Accounting Branch Chief